February 10, 2022	Mehrnaz Jalali Direct Phone 212-453-3949 Direct Fax 646-588-1473 mjalali@cozen.com

Joshua Gorsky
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Planet 13 Holdings Inc. (CIK No. 0001813452)

Response to the Staff’s Comments on Amendment No. 1 to Registration

Statement on Form 10-12G Submitted on January 26, 2022

Dear Mr. Gorsky:

On behalf of our client, Planet 13 Holdings Inc., a corporation existing under the laws of the Province of British Columbia (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2022 regarding the Company’s Amendment No. 1 to Registration Statement on Form 10-12G filed via EDGAR with the Commission on January 26, 2022 (“Amendment No. 1”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR with the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Where applicable, we have included references to pages in Amendment No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration on Form 10-12G Filed January 26, 2022

History of the Company

2021 Bought Deal Offering . . . and Arrangement Agreement with Next Green Wave Holdings Inc., page 11

1.
Please revise here and throughout the Form 10 to provide a more complete description of NGW’s business activities and scope of operations.

The Company respectfully advises the Staff that it has included disclosure on pages 12 and 62 of Amendment No. 2 to provide a description of NGW’s business activities and scope of operations.

3 WTC       175 Greenwich Street      55th Floor      New York, NY 10007
212.509.9400      800.437.7040      212.509.9492 Fax      cozen.com

Note 3. Significant accounting policies, page F-9
(o) Operating segments, page F-15

2.
We note your response to prior comment 15 and discussion on page 75 that you “operate in a single reportable operating segment as a vertically integrated cannabis company with cultivation, production and distribution operations in the state of Nevada and dispensary operations in both the state of Nevada and the state of California.” However, your response states that you have determined that there are three operating segments that have been aggregated into one reportable segment. Please revise your disclosures accordingly to be consistent with the information contained in your response. Further, we urge you to continually assess whether the operating segments may appropriately be aggregated into one reportable segment, since we note that the California operations have not been in existence long enough to provide the necessary information under which the economic similarity criterion pursuant to ASC 280-10-50-11 may be assessed.

The Company respectfully advises the Staff that it has revised its disclosures on page F-15 of Amendment No. 2.

* * *

If you have any questions regarding Amendment No.2, please contact Mehrnaz Jalali by telephone at (212) 453-3949 or via email at mjalali@cozen.com or Christopher Bellini by telephone at (612) 260-9029 or via e-mail at cbellini@cozen.com.

Sincerely,

COZEN O'CONNOR

By:
Mehrnaz Jalali

cc:
Dennis Logan
Christopher J. Bellini